Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Duckwall-ALCO Stores, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-165568) on Form S-8 of Duckwall-ALCO Stores, Inc. (the Company) of our reports dated April 13, 2012, with respect to the balance sheets of the Company as of January 29, 2012 and January 30, 2011, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended January 29, 2012, and the effectiveness of internal control over financial reporting as of January 29, 2012, which reports appear in the January 29, 2012 annual report on Form 10-K of the Company.

As discussed in notes 1(c) and 2 to the financial statements, the Company elected to change its method of accounting for inventory from retail inventory method to the weighted average cost method in fiscal year 2012.

	/s/	KPMG LLP
Kansas City, Missouri
April 13, 2012